

October 6, 2009

Mr. Joseph Langston, Jr.
Glen Rose Petroleum Corporation
One Energy Square, Suite 200
4925 Greenville Avenue
Dallas, Texas 75206

> **Re: Glen Rose Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed July 13, 2009**
> **File No. 1-10179**

Dear Mr. Langston:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2009

General

1. We note that you have not responded to our comment letter dated May 4, 2009; and that you continue to have reporting difficulties in your 2009 annual report. We suggest that you respond to our earlier letter in addition to the comments in this letter without delay.

Financial Statements page F-1

Audit Report, page F-3

2.   We note the audit report for the fiscal year ended March 31, 2009 does not
        contain the city and state where it was issued and is therefore not in accordance
        with Rule 2-02(a)(3) of Regulation S-X. Please obtain a revised audit report from
        your independent accountants, and include it in an amendment to your filing.

3.   Tell us whether you obtained permission from Hein & Associates LLP to include
        their July 11, 2008 audit report in your Form 10-K for the year ended March 31,
        2009. We expect that you obtain a reissuance of the report to appropriately
        identify the 2008 financial statements as audited and associated with that firm.

Balance Sheets, page F-4

4.   We note you have used the terms "Unimproved" and "Improved" in your Balance
        Sheet and Statements of Operations to describe different classifications of your
        oil and gas properties. Please revise as necessary to identify the costs of
        unproved properties and major development projects that are excluded from the
        capitalized costs being amortized apart from the costs of properties that are
        subject to amortization to comply with Rule 4-10(c)(7)(ii) of Regulation S-X, as
        you appear to have done in your disclosure in Note 15 on page F-26. Given that
        you claim reserves as of March 31, 2008, also disclose the reasons you identify all
        capitalized property costs as unproved property costs as of March 31, 2008 and as
        proved property costs as of March 31, 2009 on page F-26.

Note 1- Organization and Summary of Significant Accounting Policies, page F-10

Oil and Gas Properties, page F-10

5.   We note that you continue to include a policy disclosure that does not reflect a
        clear understanding of the ceiling test required under Rule 4-10(c)(4) of
        Regulation S-X, as it relates to the costs of unproved properties subject to
        amortization, and the costs of unproved properties not subject to amortization.
        Please revise accordingly.

6.   We see that you have disclosure in the critical accounting policies section of
        MD&A, in the second paragraph under Oil and Gas Properties on page 15,
        explaining that your depletion rates "…are determined based on reserve quantity
        estimates and the capitalized costs of producing properties."

You also have disclosure under Impairment of Properties on page 16 indicating you may be following the guidance in SFAS 144 for your oil and gas properties rather than the ceiling test required under the full cost rules. Please revise these disclosures as necessary to reflect an understanding of the accounting that is required under Rule 4-10(c) of Regulation S-X.

7.   We note that you identify an impairment charge relating to your oil and gas properties which was recognized in your statements of operations during 2009. Please modify your disclosure to explain how you determined that this impairment had occurred, to clarify whether this was ceiling test write-down. If it was not, explain how you propose to comply with Rule 4-10(c)(3)(ii)(A) of Regulation S-X.

Note 6 – Notes Payable Related Parties, page F-15

8.   Tell us the reasons that you believe recording the debt forgiveness by Lothian Oil, Inc. directly to equity rather than through the statements of operations complies with GAAP. Please indicate the number and percentage of your shares held by this entity at the time of advancing the funds to you and on the date of forgiving the payable.

Note 15 – Oil and Gas Operations, page F-26

Supplementary Financial Information for Oil and Gas Producing Activities, page F-27

9.   Please reorder the columns in your table showing components of your standardized measure of discounted future net cash flows relating to proved reserves to be consistent with the convention adopted for the balance of your financial presentation.

10.   The table reconciling your changes in the standardized measure of discounted future net cash flows during 2009 on page F-28 does not sum to the year-end amount. Please correct the presentation.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Controls and Procedures, page 17

11.   Please revise your disclosure on pages 17 and 18 regarding changes in your internal control over financial reporting and changes in your internal controls, as necessary to comply with Item 308T(b) of Regulation S-K.

Exhibits

Exhibits 31.1 and 31.2

12.   We note your Officers' certifications do not comply with the current format required by Item 601(b)(31)(i) of Regulation S-K, as it is missing the reference to internal control over financial reporting in the introductory language of the fourth paragraph. Please include revised certifications in an amendment to your filing.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief